UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                    LOEWS CINEPLEX ENTERTAINMENT CORPORATION
                          (formerly LTM Holdings Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54023-10-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Clifford L. Michel, Esq.
                               Cahill Gordon & Reindel
                               80 Pine Street, New York, NY 10005
                               (212) 701-3200
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 14, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST - 06-6455069
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States (Connecticut)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                        1,918,907
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,918,907
                           _____________________________________________

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   1,918,907

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           /X/

             Excludes 4,000 Class B Non-Voting Common Shares
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     4.36%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                      00

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE CHARLES BRONFMAN TRUST - 98-6048671
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (New York)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                       1,000,000
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,000,000
                           _____________________________________________


                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   1,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     2.27%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                              00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE CHARLES R. BRONFMAN TRUST - 98-6048672
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (New York)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                       1,000,000
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,000,000
                           _____________________________________________

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   1,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     2.27%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                             00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                               3,918,907
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ______________________________________________
                             10        SHARED DISPOSITIVE POWER
                                              3,918,907

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   3,918,907

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         /X/

          Excludes 9,926 shares of Common Stock owned by Mr. Bronfman's wife.
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     8.91%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       31,410
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       31,410
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    31,410

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     0.07%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                       350,309
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    350,309

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               /X/

            Excludes 7,500 shares of Common Stock owned by Sen Kolber's wife.
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     0.80%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          BOJIL EQUITIES INC.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                               British West Indies
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       350,309
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER     / /

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    350,309

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     0.80%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          LOUIS LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - see Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       23,377
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       23,377
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    23,377

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                        / /



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     0.05%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Loews Cineplex Entertainment Corporation (formerly LTM Holdings Inc.), a Delaware corporation (the "Company"), with its principal executive offices at 711 Fifth Avenue, 11th Floor, New York, N.Y. 10022.

Item 2.  Identity and Background.

     The persons filing this Statement on Schedule 13D (collectively referred to as the "Claridge Group") and certain information with respect to such persons are:

     1. The Charles Rosner Bronfman Discretionary Trust - a United States trust organized under the laws of the State of Connecticut, with its principal purpose being to invest in securities and other business interests. Its principal business and office address is c/o Bergman, Horowitz & Reynolds, 157 Church Street, New Haven, CT 06502. The sole trustee of this trust is Bruce I. Judelson, a United States citizen. Mr. Judelson is a partner of Bergman, Horowitz & Reynolds (attorneys). This trust is for the benefit of Charles Rosner Bronfman.

     2. The Charles R. Bronfman Trust - a United States trust organized under the laws of the State of New York with its principal purpose being to invest in securities and other business interests. Its principal business and office address is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 100202. Information with respect to the trustees of said trust is set out in Appendix A. This trust is primarily for the benefit of Charles Rosner Bronfman, and his son Stephen Rosner Bronfman, a Canadian citizen, is a private investor with his business address at 1170 Peel Street, 8th Floor, Montreal, Quebec, Canada, H3B 4P2.

     3. The Charles Bronfman Trust - a United States trust organized under the laws of the State of New York with its principal purpose being to invest in securities and other business interests. Its principal business and office address is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022. Information with respect to the trustees of this trust is set out in Appendix B. This trust is primarily for the benefit of Charles Rosner Bronfman, and his daughter Ellen J. Bronfman Hauptman and her descendants. Mrs. Hauptman, a Canadian citizen, is a private investor with her business address being c/o Withers Solicitors, 12 Gough Square, London EC4A 3DE, England.

     4. Charles Rosner Bronfman - a Canadian citizen whose principal occupation is Co-Chairman of the Board and Chairman of the Executive Committee of The Seagram Company Ltd. (said corporation's principal executive office being at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9).

     5. The Phyllis Lambert Foundation - a charitable foundation organized under the laws of Canada, with its principal business and office address being c/o Claridge Inc., 1170 Peel Street, 8th Floor, Montreal, Quebec, Canada H3B 4P2. Information with respect to the trustees and executive officers of The Phyllis Lambert Foundation is set forth on Annex C.

     6. E. Leo Kolber - a Canadian citizen, whose principal occupation is as a Member of the Senate of Canada. His principal office and business address is c/o Claridge Inc., 1170 Peel Street, 8th Floor, Montreal, Quebec, Canada H3B 4P2.

     7. Bojil Equities Inc. - a company established under the laws of the British Virgin Islands ("Bojil Equities"), with its principal business and purpose being to invest in securities and business interests of all types. Its principal business address is c/o Tortola Corporation Company Limited c/o Citco B.V.I. Limited, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Tortola Corporation Company Limited is the sole director o Bojil Equities. See Appendix D for information with respect to the executive officers of Bojil Equities. Bojil Equities is wholly owned by The Kolber Trust, which is a trust organized under the laws of the Cayman Islands, British West Indies, with its principal business and purpose being to invest in securities and business interests of all types. Its principal business and office address is c/o Cayman

International Trust Company Ltd., c/o Ansbacher Limited, Ansbacher
House, Grand Cayman, Cayman Islands, B.W.I. Information with respect to the trustee of The Kolber Trust, which is for the benefit of the Kolber family, including Jonathan Kolber, is set forth in Appendix E. Jonathan Kolber is a dual citizen of Canada and Israel, who is a business executive serving principally as President of Claridge Israel (1996) Ltd. at Europe House, 37 Shaul Hamelech Blvd., Tel Aviv 64928 Israel and, effective July 1, 1998, President and Chief Executive Officer of Koor Industries Limited, 4 Kaufman Street, Tel Aviv 68012, Israel.

     8. Louis Ludwick - is a Canadian citizen whose principal business and occupation is sales support manager with Tandberg Canada Inc. (video conferencing equipment) 175 Montpellier Blvd., Montreal, Canada H4N 2G5.

     During the last five years none of the members of the Claridge Group nor, to the best of their knowledge, any of the persons or entities named herein or in the appendices hereto has been (i) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Because of certain relationships among the members of the Claridge Group who are successor parties to the Stockholder Agreement with the Company discussed under Item 6, said persons and entities may be deemed to be members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. Universal Studios Inc. (100 Universal City Plaza, Universal City, CA 91608) and Sony Pictures Entertainment Inc. (10202 West Washington Boulevard, Culver City, CA 90232) are also significant shareholders of the Company (see Item 4) and parties to said Stockholders Agreement any may also be deemed to be members of a "group". The Claridge Group is advised that each of such entities is separately filing a Statement on Schedule 13D with respect to its ownership in the Company pursuant to Reg. 13(d)-1(f)(2).

Item 3.  Source and Amount of Funds or Other Consideration.

     The members of the Claridge Group acquired the shares of Common Stock of the Company owned by them as set forth in Item 5 in exchange for all of their common shares (43,454,324) of Cineplex Odeon Corporation pursuant to an arrangement implementing the business combination of Cineplex Odeon Corporation and a subsidiary of Sony Pictures Entertainment Inc., all as more fully described in the Management Information Circular and Proxy Statement/Prospectus dated February 13, 1998 (the "Prospectus") included in registration statement on Form S-4 (no. 333-4613). Fractional shares are being settled in cash. The closing occurred on May 14, 1998.

Item 4.  Purpose of the Transaction.

     The Company is the business entity resulting from the Transactions described in the Prospectus providing for the business combination of Cineplex Odeon and a subsidiary of Sony Pictures Entertainment Inc. and certain related matters. The Prospectus states:

          "Upon consummation of the Transactions, it is contemplated that Sony Pictures Entertainment Inc. ("SPE") will indirectly own 21,934,625 Loews Cineplex Common Shares and 1,202,486 Loews Cineplex Class A Non-Voting Common Shares, representing approximately 51.13% of the outstanding Loews Cineplex Shares, Universal Studios, Inc. ("Universal") will own 11,691,249 Loews Cineplex Common Shares and 80,000 Loews Cineplex Cass B Non-Voting Common Shares, representing approximately 26.01% of the outstanding Loews Cineplex Shares, the Charles Rosner Bronfman Family Trust (the "Trust") and certain related individuals and entities (and permitted Transferees therefrom) (collectively the "Claridge Group") will own 4,324,003 Loews Cineplex Common Shares and 4,000 Loews Cineplex Class B Non-Voting Common Shares, representing approximately 9.57% of the outstanding Loews Cineplex Shares, and the shareholders of Cineplex

     Odeon, other than Universal and the Claridge Group, will own 6,013,456 Loews Cineplex Common Shares, representing approximately 13.29% of the outstanding Lowed Cineplex Shares. As a result of their collective equity ownership, upon consummation of the Transactions, SPE, Universal and the Claridge Group, collectively, will have the ability to control the outcome of any vote submitted to the holders of Loews Cineplex Common Shares, including, without limitation, election of directors."

     Reference is made to Item 6. Subject to the foregoing, the members of the Claridge Group have not formulated specific plans or proposals which would result in any of the matters or actions referred to in paragraphs (a) through
(d) of Item 4 of Schedule 13D. The members of the Claridge Group have selected Charles R. Bronfman to effect the designation of the designated director of the Claridge Group on the Board of Directors of the Company. Sen. Kolber has been so designated.

     The members of the Claridge Group reserve the right to sell or otherwise dispose of shares of Common Stock in market transactions or negotiated private transactions from time to time.


Item 5.  Interest in Securities in Loews Cineplex.

     (a)-(b) At the close of business on May 14, 1998, the members of the Claridge Group beneficially owned, directly and indirectly, an aggregate of 4,324,003 shares of Common Stock representing approximately 9.57% of the outstanding Common Stock. The wives of Mr. Bronfman and Sen. Kolber own an additional 17,426 shares of Common Stock (0.04%) in the aggregate, as to which beneficial ownership is disclaimed by Mr. Bronfman and Sen. Kolber. The ownership of each member of the Claridge Group is set forth in the following table:

          Shareholder                 Common Stock                    %
          -----------                 ------------                    -

The Charles Rosner  Bronfman           1,918,907                    4.35
Discretionary Trust

The Charles Bronfman Trust             1,000,000                    2.27

The Charles R. Bronfman Trust          1,000,000                    2.27

The Phyllis Lambert Foundation           31,410                     0.07

Bojil Equities Inc.                     350,309                     0.80

Louis Ludwick                            23,377                     0.05

Charles Rosner Bronfman(1)             3,918,907                    8.91

E. Leo Kolber(2)                         350,309                    0.80

----------

1 Reflects (i) 1,918,907 Common Shares owned by The Charles Rosner Bronfman Discretionary Trust, (ii) 1,000,000 Common Shares owned by The Charles R. Bronfman Trust, and (iii) 1,000,000 Common Shares owned by The Charles Bronfman Trust. Excludes 9,926 Common Shares owned by Mr. Bronfman's wife. Mr. Bronfman disclaims all beneficial interest in and to the shares owned by his wife.

2 Reflects 350,309 shares of Common Stock owned by Bojil Equities as to which Sen. Kolber holds all voting rights. Excludes 7,500 shares of Common Stock owned by Sen. Kolber's

                                                Footnote continued on next page.

     The foregoing percentages are based on 43,963,333 shares of Common Stock expected to be outstanding upon closing of the business combination transactions on May 14, 1998 as reported in the Prospectus. The Charles Rosner Bronfman Discretionary Trust also own 4,000 shares of Class B Non-Voting Common Shares or approximately 4.76% of such class, with the balance of such class being owned by Universal Studios. The shares of Class B Non-Voting Common shares are convertible into shares of Common Stock on a share for share basis upon the later of (i) their transfer to a person other than an affiliate of such trust or
(ii) May 14, 2003.

     The Seagram Company Ltd. owns indirectly approximately 84% of the outstanding voting equity of Universal Studios Inc. Based on the most recent publicly available information related to Seagram: (i) descendants of the late Samuel Bronfman and trusts established for their benefit (the "Bronfman Trusts") beneficially owned, directly or indirectly, an aggregate of 119,923,229 of the then outstanding common shares of Seagram ("Seagram Shares"), constituting approximately 34.6% of the then outstanding Seagram Shares, which amount includes the approximately 14.9% of the then outstanding Seagram Shares owned by trusts established for the benefit of Charles R. Bronfman and his descendants, including, without limition, the Trust and (ii) pursuant to two voting trust agreements, Charles R. Bronfman serves as the voting trustee for approximately 33.5% of the then outstanding Seagram Shares and a voting trustee for approximately 0.7% the then outstanding Seagram Shares, which shares are beneficially owned by the Bronfman Trusts and certain other entities.

     (c) See Item 5.

     (d)-(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of Cineplex.

     The Company, SPE, Universal, the Trust and the other members of the Claridge Group (for purposes of this section, the "Stockholders") have entered into an Amended and Restated Stockholders Agreement dated as of September 30, 1997 (the "Stockholders Agreement"), which provides for certain board, voting, consent, standstill, purchase, transfer and other rights and obligations for the parties thereto following the Closing. The following description of the agreements made by the Company pursuant to the Stockholders Agreement is excerpted from the Prospectus.

The Loews Cineplex  Board

     Pursuant to the Stockholders Agreement, effective as of the Closing, the Loews Cineplex Board will be comprised of 16 members, consisting initially of six designees of SPE (the "SPE Directors"), three designees of Universal (the "Universal Directors"), one designee of the Claridge Group (the "Claridge Director"), two Management Directors and four Independent Directors. The designees of SPE, Universal and the Claridge Group will be designated by such parties prior to the Closinig. The Independent Directors will be designated by mutual agreement of LTM, SPE, Universal and a majority of the members of the Independent Committee prior to the Closing. The Management Directors will be the two most senior executive officers of Loews Cineplex; provided that Allen Karp shall be one of the Management Directors as long as he is an executive officer of LTM or an Affiliate. The initial Management Directors will be Lawrence J. Ruisi, who will be President and Chief Executive Officer of Loews Cineplex, and Allen Karp, who will be Chairman and Chief Executive Officer of Cineplex Odeon.

----------
Footnote continued from previous page.

     wife. Sen. Kolber disclaims all beneficial interest in and to the shares owned by his wife.

     The Stockholders Agreement provides that after the Closing, SPE, Universal and the Claridge Group will, subject to the exceptions and limitations described below, be entitled to designate for nomination for election to the Loews Cineplex Board, the number of directors of Loews Cineplex ("Loews Cineplex Directors") that generally corresponds to such Stockholder's "Applicable Percentage" set forth on the following chart (the "Directors Chart"):

Applicable Percentage                                        Number of Directors

equals or exceeds 6.25% and less than 9.375%.............            1

equals or exceeds 9.375% and less than 15.625%...........            2

equals or exceeds 15.625% and less than 21.875%..........            3

equals or exceeds 21,875% and less than 28.125%..........            4

equals or exceeds 28.125% and less than 34.375%..........            5

equals or exceeds 34.375% and less than 40.625%..........            6

equals or exceeds 40.625% and less than 46.875%..........            7

equals or exceeds 46.875% and less than 53.125%..........            8

equals or exceeds 53.125% and less than 59.375%..........            9

equals or exceeds 59.375% and less than 65.625%..........           10

equals or exceeds 65.625% and less than 71.875%..........           11

equals or exceeds 71.875% and less than 78.125%..........           12

equals or exceeds 78.125% and less than 84.375%..........           13

  84.375% and greater....................................           14

provided, however, that:

          (i)(x) until the five-year anniversary of the Closing, the Claridge Group shall be entitled to designate one Loews Cineplex Director if its Applicable Percentage exceeds 3.5%, and, thereafter, if its Applicable Percentage exceeds 5%, and (y) the Claridge Group's entitlement to designate two or more Loews Cineplex Directors shall be determined in accordance with the Stockholders Agreement on the same basis as the entitlement of the other Stockholders;

          (ii) if, pursuant to the Directors Chart, the Stockholders would in the aggregate be entitled to designate more than 14 Loews Cineplex Directors, each reference to a percentage in the Directors Chart under the "Applicable Percentage" column will be increased by the least number of percentage points that would result in the Stockholders in the aggregate being entitled to designate 14 Loews Cineplex Directors (after giving effect to the provisions of clause (i)(x) above);

          (iii) prior to the four-year anniversary of the Closing, no Stockholder will be entitled to designate more than eight Loews Cineplex Directors; provided, however, that if any Stockholder would be entitled to designate more than eight Loews Cineplex Directors pursuant to the Directors Chart based on such Stockholder's Adjusted Applicable Percentage (rather than such Stockholder's Applicable Percentage), (x) such Stockholder will be entitled to designate the number of Loews Cineplex Directors set forth in the Directors Chart based on such Stockholder's Applicable Percentage and (y) the limitation contained in this clause (iii) regarding a Stockholder's entitlement to designate Loews Cineplex Directors will thereupon terminate.

     Each of SPE and Universal have agreed with the other and each member of the Claridge Group has agreed with each of SPE and Universal that, notwithstanding the foregoing:

          (i) no Stockholder shall be entitled to designate more than six Loews Cineplex Directors; provided, however, that if any Stockholder would be entitled to designate more than eight Loews Cineplex Directors pursuant to the Directors Chart based on such Stockholder's Adjusted Applicable Percentage (rather than such Stockholder's Applicable Percentage), such Stockholder shall be entitled to designate such greater number of Loews Cineplex Directors and the limitation contained in this clause (i) regarding a Stockholder's entitlement to designate Loews Cineplex Directors will thereupon terminate, provided, however, that, if at any time commencing on the three-year anniversary of the Closing, any Stockholder's Applicable Percentage exceeds 45%, the limitation contained in this clause
     (i) regarding a Stockholder's entitlement to designate Loews Cineplex Directors will be increased from six Loews Cineplex Directors to seven Loews Cineplex Directors;

          (ii) at any time that SPE's Applicable Percentage equals or exceeds 40.625%, but the number of SPE Directors is limited to six by the immediately preceding clause (i) of this paragraph, Universal has agreed with SPE that one of the individuals designated by Universal to serve as a Loews Cineplex Director shall be an Independent Director so long as Universal's Applicable Percentage equals or exceeds 21.875%; and

          (iii) at any time that Universal's Applicable Percentage equals or exceeds 40.625%, but the number of Universal Directors is limited to six by clause (i) of this paragraph, SPE has agreed with Universal that one of the individuals designated by SPE to serve as a Loews Cineplex Director shall be an Independent Director so long as SPE's Applicable percentage exceeds 21.875%.

     If the Stockholders collectively have the right to designate at least 13 of the members of the Loews Cineplex Board pursuant to the provisions described above, SPE and Universal have agreed that at least one of the individuals designated by each such Stockholder to serve as a Loews Cineplex Director shall be an Independent Director; provided that if one of such Stockholders shall be entitled to designate only one Director, such Stockholder shall not be required to designate an Independent Director and the other such Stockholder shall be required to designate two Independent Directors.

     The parties to the Stockholders Agreement have agreed that the following the Closing Date, except for the designees of the Stockholders and for the Management Directors, individuals to be nominated for election as Loews Cineplex Directors shall all be Independent Directors (unless the Independent Directors shall otherwise agree), and there shall be at least two Independent Directors and two Management Directors nominated in each such election. Each Stockholder has agreed to vote (and to cause its Affiliates to vote) any Voting Shares beneficially owned by it to cause the designees of SPE, Universal and the Claridge Group and each of the Independent Directors and Management Directors designated by the Nominating Committee (as described below) to be elected to the Loews Cineplex Board, and Loews Cineplex has agreed to use its best efforts to cause the election of each such designee, including nominating such individuals to be elected as members of the Loews Cineplex Board, as provided in the Stockholder Agreement.

     In connection with each election of members of the Loews Cineplex Board, the Management Directors and the Independent Directors will be designated by a nominating committee of the Loews Cineplex Board (the "Nominating Committee"), which will be established to determine whether prospective nominees as Management Directors and Independent Directors meet the criteria for such positions. The Nominating Committee will be comprised of four directors, consisting of (x) two Independent directors designated by a majority of the Independent Directors and (y) one SPE Director and one Universal Director; provided that if at any time there shall cease to be at least one SPE Director or Universal Director, then the Nominating Committee will include two SPE Directors or two Universal Directors, as the case may be, to the extent that SPE or Universal, as applicable, then has two designees serving as Loews Cineplex Directors.

     The Stockholders Agreement provides that all other committees of the Loews Cineplex Board will include, subject to any applicable stock exchange or Exchange Act requirements, a number of SPE Directors and Universal Directors equivalent to the proportion of such directors then serving on the whole Loews Cineplex Board multiplied by the total number of members comprising such committee. The Stockholders Agreement contains other provisions relating to committees of the

Loews Cineplex Board and various provisions relating to the procedures, including meetings and agendas, and the powers of the Loews Cineplex Board.

     Each Stockholder has agreed that it will not without the prior written consent of SPE and Universal (i) seek the election or removal of any Loews Cineplex Director, except in accordance with the terms of the Stockholders Agreement; (ii) deposit any Loews Cineplex Common Shares in a voting trust or subject any Loews Cineplex Common Shares to any arrangement with respect to the voting of such shares (other than a voting trust or arrangement solely among members of the Claridge Group); (iii) subject to certain exceptions, engage in any "solicitation" (within the meaning of Rule 14a-1 under the Exchange Act) of proxies or consents or become a "participant" in any "election contest" (within the meaning of Rule 14a-11 under the Exchange Act) with respect to Loews Cineplex, or (iv) form a Group with respect to any Loews Cineplex Common Shares, other than a Group consisting exclusively of Stockholders, any of their Affiliates or Permitted Transferees.

Consent Rights

     The Stockholders Agreement provides SPE and Universal with specified consent rights in respect of specified actions by Loews Cineplex and its Subsidiaries, so long as their respective Applicable Percentages equal or exceed the Minimum Percentage. These events include: (a) voluntary bankruptcy filings by Loews Cineplex or any Significant Subsidiary; (b) acquisitions and dispositions meeting specified tests of materiality; (c) entering into or engaging in any business other than the exhibition of films with certain limited exceptions; (d) any transaction or series of related transactions with SPE or Universal or any of their respective affiliates involving more than $1,000,000 per calendar year (excluding arm's-length transactions in the ordinary course of business, including film booking arrangements); (e) changing the number of directors comprising the entire Loews Cineplex Board; (f) with certain exceptions, issuing or selling any Voting Shares or Voting Share Equivalents exceeding specified thresholds; (g) paying cash dividends on, or making any other cash distributions on or redeeming or otherwise acquiring for cash, any shares of capital stock of Loews Cineplex, or any warrants, options, rights or securities convertible into, exchangeable or exercisable for, capital stock of Loews Cineplex exceeding specified thresholds; (h) incurring any Debt in excess of specified amounts with certain specified exceptions; (i) hiring, or renewing the employment contract (including option renewals) of, either of the two most senior executive officers of Loews Cineplex; (j) entering into any arrangement (other than the Stockholders Agreement or pursuant thereto) with any holder of Voting Shares in such holder's capacity as a holder of Voting Shares which subjects actions taken by Loews Cineplex or any Subsidiary to the prior approval of any Person; (k) entering into certain discriminatory shareholder arrangements including any stockholders rights plan; and (l) amending the Loews Cineplex By-Laws by action of the Loews Cineplex Board.

     Under the Stockholders Agreement, SPE and Universal are entitled to certain additional consent rights if Loews Cineplex fails to meet certain budgeted financial targets and their respective Applicable Percentages then equal or exceed the Minimum Percentage. These rights include the right to approve a new five-year strategic business plan for Loews Cineplex and the following actions by Loews Cineplex or any Subsidiary thereof: (a) making capital expenditures exceeding specified thresholds; (b) incurring any Debt in excess of specified amounts with certain specified exceptions; (c) incurring liens to secure unsecured Debt; and (d) with certain exceptions, issuing or selling any capital stock of Loews Cineplex.

     If Loews Cineplex and either SPE or Universal, as the case may be, disagree in good faith as to whether the consent rights of such Stockholder described above are triggered in connection with an action proposed to be taken by Loews Cineplex, the parties have agreed to submit such a dispute to arbitration by an independent arbitrator. Pending resolution of such dispute (which generally must be resolved within ten business days of the submission of the dispute), Loews Cineplex may not take the action which is the subject of the dispute and its operations may be interrupted or delayed during such time period as a result.

     In addition to the foregoing consent rights, in connection with any vote or action by written consent of the Loews Cineplex Board related to any (a) Merger,
(b) voluntary liquidation, dissolution or winding up of Loews Cineplex (a "Dissolution"), (c) amendment or restatement of the Loews Cineplex Charter or
(d)
amendment or repeal of any provision of, or addition of any provision to, the Loews Cineplex By-laws (a "By-law Amendment"), each Stockholder has agreed to use its best efforts to cause the Loews Cineplex Directors designated by such Stockholder to vote against such action at the request of SPE or Universal if its Applicable Percentage exceeds the Minimum Percentage. The Stockholders have also agreed to vote (and not to consent to) the Voting Shares beneficially owned by them against any of the foregoing items in connection with any vote or action be written consent of the stockholders of Loews Cineplex related thereto at the request of SPE or Universal if its Applicable Percentage exceeds the Minimum Percentage.

     So long as the Applicable Percentage of SPE or Universal equals or exceeds the Minimum Percentage, (i) Loews Cineplex has agreed that the Loews Cineplex Charter will provide that effecting a Merger or Dissolution or adopting an amendment or restatement of the Loews Cineplex Charter or adopting a By-law Amendment by action of the stockholders of Loews Cineplex shall require the affirmative vote or written consent of the holders of at least 80% of the outstanding Loews Cineplex Common Shares; provided that in the case of any of the foregoing matters (other than adopting a By-law Amendment by action of the stockholders) such 80% stockholder approval requirement shall not be applicable if 14 members of the Loews Cineplex Boad shall have approved such matter; provided, further, that in the case of any Merger that is approved by 14 members of the Loews Cineplex Board, such Merger shall require the affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding Loews Cineplex Common Shares and (ii) no Stockholder shall vote in favor of, consent in writing to, or take any other action to effect an amendment or repeal of such provisions of the Loews Cineplex Charter.

Approval of Certain Transactions by Disinterested Directors

     The Stockholders Agreement provides that so long as the Applicable Percentage of SPE or Universal equals or exceeds the Minimum Percentage, neither SPE nor any of its affiliates, nor Universal nor any of its Affiliates, as the case may be, shall enter in any contract with Loews Cineplex or any Subsidiary thereof, nor shall Loews Cineplex otherwise engage in or become obligated to engage in any transaction or series of related transactions with SPE and/or its Affiliates, or Universal and/or its Affiliates, as the case may be, in any case involving more than $1,000,000 per calendar year , unless such contract or transaction shall have been approved by a majority of the Disinterested Directors following disclosure of the material facts of the contract or transaction to the Disinterested Directors. The Approval requirement does not apply to contracts or transactions in the ordinary course of Loews Cineplex's business, including film booking arrangements.

Restrictions on Transfers of Loews Cineplex Shares by the Stockholders

     The Stockholders Agreement includes the following restrictions on Transfers by SPE and Universal:

     Restrictions on Transfer by SPE and Universal during the Six Months following Closing. Without the consent of a majority of the Independent Directors, each of SPE and Universal has agreed not to Transfer in privately negotiated transactions more than 20% of its Initial Interest for a period of six months following the Closing. This restriction does not apply to Transfers
(i) to a permitted Transferee, (ii) to another Stockholder or its permitted Transferees, (iii) pursuant to a merger or consolidation in which Loews Cineplex is a constituent corporation or (iv) pursuant to a bona fide third party tender offer or exchange offer which was not induced directly or indirectly by such Stockholder or any of its Affiliates.

     Tag-Along Rights for All Loews Cineplex Stockholders Including Public Stockholders. Either SPE nor Universal nor any of their respective Affiliates may Transfer, individually or collectively, an aggregate of more than 50% of the outstanding Loews Cineplex Shares in one or a series of related transactions to a Third Party Transferee (or to one or more Third Party Transferees constituting a Group) unless each stockholder of Loews Cineplex has the right to participate in such Transfer on the same basis as the proposed transferor(s), subject to the prior right of first refusal of SPE and Universal described below to purchase the shares so being transferred if such party is not the transferring stockholder.

     Tag-Along Rights of Universal and the Claridge Group. Neither SPE nor any of its Affiliates may Transfer an aggregate of more than 50% of SPE's Initial Interest to any Person (including any Group), other than an SPE Permitted Transferee, in one or a series of related transactions, unless Universal and the Claridge Group has the right to participate in such Transfer on the same basis as SPE and its Affiliates.

     Right of First Refusal of SPE and Universal. The following Transfers of Voting Shares by SPE or Universal or their respective Affiliates (the proposed transferor, the "Transferring Party") will be subject to the right of first refusal in favor of the other: (a) any Transfer in one or a series of related privately negotiated transactions or a public offering if (i) 5% or more of the then outstanding Voting Shares are subject to the Transfer, (ii) any transferee, or any Group of which a transferee is a member, would, following such Transfer, beneficially own 5% or more of the outstanding Voting Shares (except, in the case of any public offering, the limitation set forth in this clause (ii) shall not be applicable if the Transferring Party has taken all reasonable steps to assure that such limitation shall have been satisfied) or (iii) in the case of any Transfer by SPE or any of its Affiliates, SPE's Applicable Percentage exceeds 25%; (b) any Transfer pursuant to a bona fide third party tender offer or exchange offer; (c) any Transfer to Loews Cineplex or to a subsidiary of Loews Cineplex pursuant to a self-tender offer or otherwise; and (d) any Transfer in a Market Sale. No right of first refusal applies to any Transfer between SPE or Universal and any of their respective Permitted Transferees.

Standstill Agreements

     Standstill Among Loews Cineplex and the Stockholders. Each of SPE and Universal and each member of the Claridge Group has agreed with Loews Cineplex and with each of SPE and Universal not to, and to cause its Affiliates not to, acquire, directly or indirectly, the beneficial ownership of any additional Voting Shares, except for: (a) acquisitions of up to an aggregate of 5% of the outstanding Voting Shares during any twelve-month period, subject to certain price restrictions; and (b) acquisitions in privately negotiated transactions from five or fewer Persons pursuant to offers not made generally to holders of Voting Shares and pursuant to which the value of any consideration paid for any Voting Shares, including brokerage fees or commissions, does not exceed 115% of the "Market Price" (as determined in accordance with the regulations under the Securities Act (Ontario)). The exceptions described in clauses (a) and (b) above are not available to a Stockholder whose Applicable Percentage would equal or exceed 25% after the acquisition if, as a result of such acquisition, the Public Stockholders would beneficially own less than 20% of the outstanding Voting Shares.

     There are additional exceptions for acquisitions, (i) from a Stockholder,
(ii) pursuant to the exercise of equity purchase rights (see "--Equity Purchase Rights" below), (iii) on terms and conditions approved by the Independent Directors, (iv) pursuant to a tender or exchange offer made in accordance with applicable law, (v) to restore a Stockholder's percentage interest following a dilutive issuance of Voting Shares or (vi) acquisitions of Loews Cineplex Common Shares upon the conversion of Loews Cineplex Non-Voting Common Shares.

     The Stockholders have agreed that, in the case of any acquisition permitted pursuant to the foregoing provisions that would constitute a "Rule 13e-3 transaction" (as defined in Rule 13e-3 under the Exchange Act), prior to the consummation of any such transaction (x) a nationally recognized investment bank shall have delivered an opinion to the Loews Cineplex Board that such transaction is fair from a financial point of view to the stockholders of Loews Cineplex, other than the applicable Stockholder, (y) a majority of the Independent Directors shall have approved the transaction and (z) if the Public Stockholders of Loews Cineplex beneficially own more than 20% of the Voting Share and if approval of stockholders of Loews Cineplex is required by the DGCL or the Loews Cineplex Charter, a majority of the Loews Cineplex Common Shares held by such Public Stockholders shall have been voted in favor of the transaction.

     The restrictions described in the preceding three paragraphs terminate on the earlier of (x) the six-year anniversary of the Closing and (y) any time after the four-year anniversary of the Closing upon the Claridge Group ceasing to have the right to designate a Loews Cineplex Director pursuant to the Stockholders Agreement, or upon the occurrence of:

          (a) a bona fide tender or exchange offer to acquire more than 20% of the Voting Shares having been made by any Person (except that such restrictions shall not terminate as to any Stockholder if such tender or exchange offer is made by such Stockholder or any of its Affiliates or by any Person acting in concert with such Stockholder or any of its Affiliates or is induced by such

     Stockholder or any of its Affiliates); provided that if such offer is withdrawn or expires without being consummated, such restrictions shall be reinstated (but no such reinstatement shall prohibit any Stockholder from thereafter purchasing Voting Shares pursuant to a contract entered into prior to the withdrawal or expiration of such tender offer or exchange offer or pursuant to a tender offer or exchange offer commenced by a Stockholder prior to such time);

          (b) the Applicable Percentage of SPE, Universal or the Claridge Group equaling or exceeding 80%; provided that, in the case of Universal, such percentage shall be 33-1/3% at any time Universal and its Affiliates beneficially own more Voting Shares than any other holder of Loews Cineplex Common Shares;

          (c) with respect to any Stockholder, such Stockholder's Applicable Percentage being less than 15% (provided that such restrictions shall be reinstated if such Stockholder's Applicable Percentage equals or exceeds 15% within one year thereafter);

          (d) any Person (other than a Stockholder or a Permitted Transferee) beneficially owning more than 20% of the Voting Shares, excluding from the Voting Shares beneficially owned by such Person Voting Shares acquired from a Stockholder, a Permitted Transferee or Loews Cineplex; or

          (e) the Public Stockholders beneficially owning more than 66-2/3% of the Voting Shares.

     Standstill Among the Stockholders. Each of SPE and Universal has agreed with the other and each member of the Claridge Group has agreed with each of SPE and Universal that neither such Stockholder nor any of its Affiliates will acquire, directly or indirectly, the beneficial ownership of any Voting Shares if immediately prior to such acquisition such Stockholder's Applicable Percentage exceeds 50%, excluding Voting Shares acquired from another Stockholder or its Permitted Transferees, or if, as a result of such acquisition, (i) such Stockholder and its Affiliates would beneficially own an aggregate of more than 50% of the Voting Shares, excluding Voting Shares acquired from another Stockholder or its Permitted Transferees, or (ii) the Public Stockholders would beneficially own less than 20% of the outstanding Voting Shares. The restrictions described in clause (ii) does not apply to a Stockholder and its Affiliates, if, upon consummation of such acquisition, such Stockholder's Applicable Percentage would be less than 25%. This restriction does not prohibit the acquisition of Loews Cineplex Common Shares upon the conversion of Loews Cineplex Non-Voting Common Shares.

     The restrictions described in the preceding paragraph will terminate if:
(a) the Applicable Percentage of either SPE or Universal is less than 10% (provided that such restrictions shall be reinstated if such Stockholder's Applicable Percentage equals or exceeds 10% within one year thereafter); (b) a bona fide tender or exchange offer to acquire more than 15% of the outstanding Voting Shares is made by any Person (except that such restrictions shall not terminate as to any Stockholder if such tender or exchange offer is made by such Stockholder or any of its Affiliates or by any Person acting in concert with such Stockholder or any of its Affiliates or is induced by such Stockholder or any of its Affiliates); provided that if such offer is withdrawn or expires without being consummated, such restrictions shall be reinstated (but no such reinstatement shall prohibit any Stockholder from thereafter purchasing Voting Shares pursuant to a contract entered into prior to the withdrawal or expiration of such tender offer or exchange offer or pursuant to a tender offer or exchange offer commenced by a Stockholder prior to such time); or (c) any Person (other than a Stockholder or a Permitted Transferee) beneficially owns more than 15% of the Voting Shares, excluding Voting Shares acquired from a Stockholder or a Permitted Transferee, but only if the sum of the Applicable Percentages of SPE and Universal is less than 45%.

Registration Rights

     The Stockholders Agreement grants to the Stockholders customary demand and piggyback rights with respect to the registration of Loews Cineplex Common Shares (including any Loews Cineplex Common Shares issuable upon conversion of Loews Cineplex Non-Voting Common Shares) owned by them as of the Closing or thereafter acquired by them. Loews Cineplex has agreed to pay all expenses of the initial registration demanded by each of SPE, Universal and the Claridge Group.

Equity Purchase Rights

     The Stockholders Agreement provides that if Loews Cineplex proposes to issue or sell any Voting Shares pursuant to a transaction in respect of which SPE or Universal shall have the right to consent under the Stockholders Agreement, each such Stockholder will have the right, exercisable in whole or in part and subject to the applicable rules of any stock exchange on which Loews Cineplex Common Shares shall then be listed, to acquire from Loews Cineplex a portion of the Voting Shares proposed to be issued or sold to Persons other than such Stockholder and its Affiliates (the "Issuance Shares") up to an amount equal to the number of Issuance Shares multiplied by such Stockholder's then Applicable Percentage, prior to giving effect to the consummation of the proposed issuance or sale and any acquisition by a Stockholder pursuant to the exercise of such rights.

Assignments of Rights and Obligations to Transferees

     Permitted Transferees of a Stockholder will be subject to the terms and conditions of the Stockholders Agreement as if such Permitted Transferees were SPE (in the case SPE or a Permitted Transferee of SPE is the transferor), Universal (in the case Universal or a Permitted Transferee of Universal is the transferor) or a member of the Claridge Group (in the case a member of the Claridge Group or a Permitted Transferee thereof is the transferor).

     Third Party Transferees of a Stockholder will be subject to certain terms and conditions in the Stockholders Agreement. In certain circumstances, Third Party Transferees will have the right to designate board members and may also be entitled to registration rights. Third Party Transferees will not receive tag-along rights, rights of first refusal or equity purchase rights described above. In addition, the rights of SPE and Universal to consent to certain significant corporate events described under "-- Consent Rights" above are not assignable to third parties.

Certain Remedies

     In the event that SPE or Universal has a good faith belief that Loews Cineplex or any other Stockholder is likely to breach, or has breached, in any material respect, certain of its obligations under the Stockholders Agreement (including those described under "-- The Loews Cineplex Board" (other than the penultimate paragraph thereof), "-- Consent Rights" and "-- Standstill Agreements" above) such Stockholder may deliver notice of such belief to Loews Cineplex and/or such other Stockholder, as the case may be. Upon receipt of such notice and until the dispute is resolved (by a court of competent jurisdiction, an independent arbitrator or otherwise), neither Loews Cineplex nor any other Stockholder may take any action that would facilitate such a breach and shall take reasonable actions to prevent such breach, if it has not yet occurred, or to minimize any adverse consequences to the aggrieved Stockholder of any such breach. The operations of Loews Cineplex may be interrupted or delayed pending such resolution. In addition, in the event that SPE or Loews Cineplex breaches in any material respect of any of their obligations to Universal under the Stockholders Agreement, SPE and Loews Cineplex shall, at the request of Universal, use their best efforts to amend the Loews Cineplex Charter to authorize a new class of common stock to be issued by Loews Cineplex to Universal and its Permitted Transferees in exchange for the Loews Cineplex Common Shares held by them. Such new class would be identical in all respect to the Loews Cineplex Common Shares, except that such class would entitle the holders thereof to proportionate representation on the Loews Cineplex Board on the same basis that Universal is entitled to representation thereon pursuant to the Stockholders Agreement and that the rights described under "--Consent Rights" above would be incorporated in such class and SPE and Universal will cease to have any consent rights under the Stockholders Agreement. Such new class of common shares, if issued, would be convertible into shares of Loews Cineplex Common Stock on a one-for-one basis at any time at the discretion of the holder.

Termination

     Except as otherwise described in the Stockholders Agreement, the rights and obligations of a Stockholder and its Permitted Transferees under the Stockholders Agreement shall terminate upon such Stockholder's Applicable Percentage equaling less than 6.25% (or, in the case of the Claridge Group, 3.5% until the five-year anniversary of the Closing and 5% thereafter), subject to an exception in circumstances where a Stockholder's Applicable Percentage is reduced as a result of the issuance of additional Voting Shares by Loews Cineplex.


     Item 7. Material to be Filed as Exhibits.

     The following exhibits are filed with this initial Statement on Schedule
13D.

     1. to 3. Powers of attorney for the The Charles Bronfman Trust.*

     2. to 6. Powers of attorney for the The Charles R. Bronfman Trust.*

     7.   Power of attorney for The Charles Rosner Bronfman Discretionary
          Trust.*

     8.   Power of attorney for Charles Rosner Bronfman.*

     9.   Power of attorney for the The Phyllis Lambert Foundation.*

     10.  Power of attorney for Sen. E. Leo Kolber.*

     11.  Power of attorney for Bojil Equities Inc.*

     12.  Power of attorney for Louis Ludwick.*

     13. Letter dated December 1, 1997 to E. Leo Kolber from Bojil Equities pertaining to voting rights.

     14. Amendment and Restated Stockholders Agreement dated as of September 30, 1997.

     ---------------------------------

     * Incorporated by reference to power of attorney previously filed with the SEC in respect of a Schedule 13D filed concerning Cineplex Odeon Corporation.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 20, 1998



                             THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST

                             THE CHARLES R. BRONFMAN TRUST

                             THE CHARLES BRONFMAN TRUST

                             CHARLES ROSNER BRONFMAN

                             THE PHYLLIS LAMBERT FOUNDATION

                             BOJIL EQUITIES INC.

                             E. LEO KOLBER

                             LOUIS LUDWICK




                             By:   /s/ Michel Boucher
                                   ------------------------------
                                   Michel Boucher
                                   Attorney-in-Fact

                                   APPENDIX A

                    TRUSTEES OF THE CHARLES R. BRONFMAN TRUST

                                 Principal Business
Name and Business Address        or Occupation                    Citizenship
-------------------------        -------------                    -----------

Gary J. Gartner                  Resident counsel of Goodman          Canada
Goodman Phillips & Vineberg      Phillips & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

Steven H. Levin                  Resident counsel of Goodman       United States
Goodman Phillips & Vineberg      Phillips & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

Jeffrey D. Scheine               Resident counsel of Goodman       United States
Goodman Phillips & Vineberg      Phillips & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

                                   APPENDIX B

                     TRUSTEES OF THE CHARLES BRONFMAN TRUST


                                 Principal Business
Name and Business Address        or Occupation                    Citizenship
-------------------------        -------------                    -----------

Gary J. Gartner                  Resident counsel of Goodman         Canada
Goodman Phillips & Vineberg      Phillips & Vineberg (attorneys
430 Park Avenue
New York, NY  10022

Steven H. Levin                  Resident counsel of Goodman      United States
Goodman Phillips & Vineberg      Phillips & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

Jeffrey D. Scheine               Resident counsel of Goodman      United States
Goodman Phillips & Vineberg      Phillips & Vineberg (attorneys)
430 Park Avenue
New York, NY  10022

                                   APPENDIX C

                         TRUSTEES AND EXECUTIVE OFFICERS

                                       OF

                         THE PHYLLIS LAMBERT FOUNDATION

                              Principal Occupation or
Name and Business Address     Employment                             Citizenship
-------------------------     ----------                             -----------


Phyllis Lambert               Architect                                 Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

Charles Rosner Bronfman       Co-Chairman of the Board and              Canada
1170 Peel Street              Chairman of the Executive Committee
8th Floor                     of The Seagram Company Limited
Montreal, Quebec              (beverages and entertainment)
Canada H3B 4P2

Arnold M. Ludwick             Deputy Chairman of                        Canada
1170 Peel Street              Claridge Inc. (investments)
8th Floor
Montreal, Quebec
Canada H3B 4P2

Robert Rabinovitch            Executive Vice President of Claridge      Canada
1170 Peel Street              Inc. (investments)
8th Floor
Montreal, Quebec
Canada 43B 4P2

Pierre-Andre Themens          Partner, Goodman Phillips & Vineberg      Canada
1501 McGill College Avenue    (barristers and solicitors)
26th Floor
Montreal, Quebec
Canada H3A 3N9

                                   APPENDIX D

                         DIRECTOR AND EXECUTIVE OFFICERS
                             OF BOJIL EQUITIES INC.

                                 Principal Business or      Citizenship or
Name and Business Address             Occupation            Incorporation
-------------------------             ----------            -------------

Tortola Corporation Company         Trust services      British Virgin Islands
Limited, sole director
c/o  Citco B.V.I. Limited
     Citco Building
     P.O. Box 662
     Road Town, Tortola
     British Virgin Islands


The directors and executive officers of Tortola Corporation Company Limited and their respective citizenships in parentheses following their names are Kariem Adbellatif (Netherlands), Fay Roberts (Grenada), Hamphrey Leue (Netherlands), Selina O'Neal (BVI), Linda Romney Leue (BVI), Walter Reich (Canada), Agnita Solomon (BVI), Ray George (BVI), Phillip Williams (United Kingdom), Harriette Skelton (BVI) and Daphney Wattley (BVI).

                                   APPENDIX E

                          TRUSTEES OF THE KOLBER TRUST


                                 Principal Business or         Citizenship or
Name and Business Address              Occupation              Incorporation
-------------------------              ----------              -------------

Cayman International Trust           Trust services            Cayman Islands
Company Ltd.
c/o Ansbacher Limited
Ansbacher House
Grand Cayman, Cayman Islands
British West Indies





The directors of Cayman International Trust Company Ltd. are Hugh Hart, John Collins, J. Bryan Bothwell, Gary C. Linford and Roy A.N. Ellis, all of whom are British citizens, except for Mr. Bothwell who is a citizen of the Cayman Islands and Mr. Linford who is a citizen of the Republic of South Africa.